

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

<u>Via E-Mail</u>
Mr. Richard Abshire
Chief Financial Officer
Adams Resources & Energy, Inc.
17 South Briar Hollow Lane, Suite 100
Houston, Texas 77027

      Re: **Adams Resources & Energy, Inc.**
              Form 10-K for the Fiscal Year ended December 31, 2011
              Filed March 23, 2012
              Definitive Proxy Statement on Schedule 14A
              Filed March 29, 2012
              File No. 001-17908

Dear Mr. Abshire:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Item 2 Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

1.   We note your disclosure of operating earnings excluding inventory valuation gains on page 18 for all periods presented. We note a similar measure presented in your quarterly report on Form 10-Q for the quarter ended September 30, 2012 identified as field level segment operating earnings. Please tell us why you have not identified this presentation as a non-GAAP measure and provided the disclosures required by Item 10 (e)(1)(i) of Regulation S-K. If after further evaluation you conclude this is a non-GAAP measure, as part of your response, please provide us the disclosure revisions you would make to comply with Item 10(e)(1)(i) of Regulation S-K.

Note 1 Summary of Significant Accounting Policies, page 34

Use of Derivative Instruments, page 38

2.   We note your disclosure that you transact commodity purchase and/or sales contracts that meet the definition of a derivative instrument. Pursuant to ASC 815-10-50-1A through 1B disclose information that will enable users of your financial statements to understand the volume of activity in such instruments.

Item 9A. Controls and Procedures, page 54

Disclosure Controls and Procedures, page 54

3.   We note your disclosure that you concluded there is reasonable assurance that the disclosure controls and procedures as of the end of the period covered by the report are effective. Please revise your disclosure to clarify whether management intended to specify there is a reasonable assurance that disclosure controls and procedures are effective or that disclosure controls and procedures are effective at the reasonable assurance level.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

4.   In this section, you need to focus on how and why you arrived at specific executive compensation decisions. See the Division's "Staff Observations in the Review of Executive Compensation Disclosure" (Executive Summary), available at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm. For each component of executive compensation paid to each named executive officer, please provide more detail regarding the material factors the compensation committee considered in determining the amounts awarded. We note your disclosure that the "reward is generally considered as a group rather than an individual achievement" and that negotiated base salaries "may be adjusted based on current competitive conditions." You also indicate that bonus levels "are used as an incentive for favorable results," without specifying what specific measures or particular outcomes are considered for that purpose.

        If material, please disclose for each named executive officer the compensation committee's determination for 2011 with respect to each of these factors when determining the discretionary bonus amounts. We are cognizant of your assertion that a "pre-defined formula bonus system is not utilized." In your response, also address the material factors considered by your compensation committee in setting salary levels for each named executive officer.

5.   Include adequate information to address all that Item 402(b) of Regulation S-K requires, such as the matters covered by Items 402(b)(1)(v), (b)(2)(v), (b)(2)(ix), and (b)(2)(xv). For example, please make clear whether each executive officer makes a recommendation as to the discretionary bonus amount he will receive "based on the Company's compensation philosophy," or whether the referenced recommendation is provided only with regard to the amount of the other officers' discretionary bonus. For comment 4 and this comment, please provide a sample of your proposed disclosure.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or, in his absence, Mark Wojciechowski, Staff Accountant, at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director